Filed pursuant to Rule 424(b)(3)
Registration No. 333-253300

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 3, 2021)

Up to $19,449,865 of Ordinary Shares

Evogene Ltd.

This prospectus supplement updates and amends certain information contained on the cover page of the prospectus, dated March 3, 2021, or the 2021 prospectus, relating to the offer and sale of our ordinary shares, par value NIS 0.02 per share, through Cantor Fitzgerald & Co., or Cantor, as our sales agent for an “at-the-market offering” program, or ATM Program. In accordance with the terms of the Controlled Equity OfferingSM Sales Agreement, dated February 19, 2021, or sales agreement, we may offer and sell up to a maximum of $50,000,000 of our ordinary shares from time to time through Cantor as our sales agent. Of this amount, as of March 31, 2022, $47,357,664 remains available for issuance under the ATM Program. This prospectus supplement should be read in conjunction with the 2021 prospectus, and is qualified by reference to the 2021 prospectus, except to the extent that the information presented herein supersedes the information contained in the 2021 prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the 2021 prospectus, including any amendments or supplements thereto.

Through March 31, 2022, we have sold 726,832 of our ordinary shares through Cantor under the sales agreement. We are filing this prospectus supplement to amend the 2021 prospectus because we are now subject to General Instruction I.B.5 of Form F-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the 2021 prospectus are a part. As a result of these limitations and the current public float of our ordinary shares, and in accordance with the terms of the sales agreement, we may currently offer and sell ordinary shares having an aggregate offering price of up to approximately $19.4 million from time to time through Cantor. If our public float increases such that we may sell additional amounts under the sales agreement and the registration statement of which this prospectus supplement and the 2021 prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our ordinary shares are listed on The Nasdaq Stock Market, or Nasdaq, and the Tel Aviv Stock Exchange Ltd. under the symbol “EVGN.” On March 30, 2022, the last reported sale price of our ordinary shares on Nasdaq was $1.36 per share. The aggregate market value of our ordinary shares held by non-affiliates pursuant to General Instruction I.B.5 of Form F-3 is $58.3 million, which was calculated based on 39,693,602 ordinary shares outstanding held by non-affiliates and at a price of $1.47 per share, the closing price of our ordinary shares on February 9, 2022, a date that is within 60 days of filing this prospectus supplement. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our ordinary shares involves significant risks. See “Risk Factors” beginning page 3 of the 2021 prospectus and under the heading “Risk Factors” included in our most recent annual report on Form 20-F, which are incorporated by reference into the 2021 prospectus.

Neither the Securities and Exchange Commission, the Israeli Securities Authority, nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the 2021 prospectus. Any representation to the contrary is a criminal offense.

Cantor

March 31, 2022